UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

ARCA biopharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00211Y506

(CUSIP Number)

Jacob Ma-Weaver

Cable Car Capital LLC

2261 Market Street #4307

San Francisco, California 94114

(415) 857-1965

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSON

The Funicular Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,397,281
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,397,281
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,397,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.64%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 00211Y506

1	NAME OF REPORTING PERSON

Jacob Ma-Weaver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,397,281
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,397,281
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,397,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.64%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 00211Y506

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated to read as follows:

The Shares to which this Amendment No. 3 relates were acquired for an aggregate purchase price of $4,725,479 inclusive of brokerage commissions and net of premium received from written option contracts. Funds for the purchase were obtained from the available working capital of the Fund. Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

Item 4.	Purpose of Transaction

The purpose of this Amendment No. 3 is to report a greater than 1% change in ownership of the Shares by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Items 5 (a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 14,410,143 shares outstanding, as of April 29, 2022, which is the total number of shares outstanding as reported on the cover page of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2022. As of the close of business on May 11, 2022, the Fund beneficially owned 2,397,281 Shares. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 2,397,281 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 2,397,281 Shares owned by the Fund.

(b)       The Fund has sole voting and dispositive power over the shares reported herein.

(c)       The transactions in the Shares by the Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. None of Cable Car or Mr. Ma-Weaver have entered into any transactions in the Shares since the filing of Amendment No. 2 the Schedule 13D. Each Reporting Person and Cable Car disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

The Fund has sold short in the over the counter market European-style put options referencing an aggregate of 1,450,000 Shares, respectively, which have an exercise price of $2.50 per Share and expire on December 16, 2022.

4

CUSIP No. 00211Y506

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2022

The Funicular Fund, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

/s/ Jacob Ma-Weaver
Jacob Ma-Weaver

5

CUSIP No. 00211Y506

SCHEDULE A

TRANSACTIONS IN SECURITIES OF THE ISSUER
SINCE THE FILING OF AMENDMENT NO. 2 TO THE SCHEDULE 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale

Purchase of Common Stock[1]	9,119	2.3117	04/18/2022
Sale of December 2022 Put Option ($2.50 Strike Price) [2]	700,000	0.6400	04/19/2022
Purchase of Common Stock[3]	13,751	2.2913	04/25/2022
Sale of December 2022 Put Option ($2.50 Strike Price)[4]	750,000	0.6400	04/25/2022
Purchase of Common Stock[5]	23,381	2.3169	04/28/2022
Purchase of Common Stock[6]	8,974	2.3004	04/29/2022
Purchase of Common Stock	1,259	2.3150	05/02/2022
Purchase of Common Stock[7]	16,903	2.2747	05/05/2022
Purchase of Common Stock[8]	57,998	2.2827	05/06/2022
Purchase of Common Stock[9]	49,221	2.2698	05/09/2022
Purchase of Common Stock[10]	20,979	2.2845	05/10/2022
Purchase of Common Stock	24,596	2.2850	05/11/2022

1 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.3050 to $2.3150, inclusive of brokerage commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

2 Represents shares underlying European-style put options sold in the over-the-counter market with an expiration date of December 16, 2022.

3 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.2750 to $2.3050, inclusive of brokerage commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

4 Represents shares underlying European-style put options sold in the over-the-counter market with an expiration date of December 16, 2022.

5 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.2650 to $2.3250, inclusive of brokerage commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

6 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.2750 to $2.3150, inclusive of brokerage commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

7 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.2650 to $2.2750, inclusive of brokerage commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

8 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.2600 to $2.2850, inclusive of brokerage commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

9 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.2650 to $2.2750, inclusive of brokerage commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

10 Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $2.2750 to $2.2850, inclusive of brokerage commissions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.